Borr Drilling Limited
S. E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM11
Bermuda

July 26, 2019

Via EDGAR Mark Wojciechowski John Cannarella Irene Barberena-Meissner Karina Dorin U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4546
RE:	Borr Drilling Limited Registration Statement on Form F-1 File No. 333-232594

Ladies and Gentlemen:
Reference is made to the Registration Statement on Form F-1 (File No. 333-232594) (including the amendments thereto, the “Registration Statement”) of  Borr Drilling Limited (the “Company”) and the comment letter, dated July 26, 2019, of the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement.  The Registration Statement relates to an offering (the “Offering”) of the Company’s common shares (the “Shares”) as described in the Registration Statement.

The Company hereby confirms to the Staff that the Company does not anticipate that the Offering will be priced at a substantial deviation to the last disclosed price of the Shares on the Oslo Stock Exchange prior to pricing.

Borr Drilling Limited

By:	/s/ Rune Magnus Lundetrae
Name:	Rune Magnus Lundetrae
Title:	Chief Financial Officer